FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk





02028356

Our Ref.: S/7911/94 LTO/kk

8 APR 2002



SEC MAIL
PROCESSING
RECEIVED
APR 11 2002
WASH, D.C.
154
SECTION

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 4th April, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



PROCESSED
APR 19 2002
THOMSON
FINANCIAL

LO Tai On
Director

4/15

Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.



CHINA RESOURCES ENTERPRISE, LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

The Board of Directors (the "Board") of China Resources Enterprise, Limited (the "Company") announces that Mr. GU Yongjiang resigned as Director and Honorary Chairman of the Company with effect from 4th April, 2002.

The Board would like to express their thanks to Mr. GU for his valuable contribution to the Company during his tenure of office.

By Order of the Board
LEE Yip Wah, Peter
Company Secretary

Hong Kong, 4th April, 2002

South China Morning Post
6/4/2002



華 潤 創 業 有 限 公 司

(根據公司條例在香港註冊成立)

華潤創業有限公司(「本公司」)董事會(「董事會」)公佈於二零零二年四月四日起，谷永江先生辭任為本公司之董事及名譽主席。

董事會謹此就谷先生於在任期間對本公司作出之寶貴貢獻致以衷心謝意。

承董事會命
公司秘書
李業華

香港，二零零二年四月四日

Hong Kong Economic Times
6/4/2002